

Mail Stop 7010

September 16, 2005

Mr. Michael Ward
Chief Financial Officer
Ecoloclean Industries, Inc.
2242 South Highway #83
Crystal City, Texas 78839

      RE: **Form 10-KSB for the Fiscal Year ended December 31, 2004**
               Forms 10-QSB for the Fiscal Quarter ended March 31, 2005 and June 30, 2005
               File No. 0-33481

Dear Mr. Ward:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Year Ended December 31, 2004</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Management's Discussion and Analysis or Plan of Operation, page 10</u>

2. Please provide a description of your plan to improve profitability through increased sales, reduction of expenses and securing of additional financing from outside lenders. See SEC Financial Reporting Codification section, 607.02, Uncertainty about an Entity's Continued Existence.

<u>Liquidity and Capital Resources, page 13</u>

3. Please add a discussion of trends, events or uncertainties likely to have a material impact on short and long-term liquidity. This discussion should include the expected sources of funds for the $150,000 note originally due in April 2005 that has been extended to October 2005. You should also discuss material commitments for potential acquisitions and for capital expenditures as well as the expected sources of funds for the expenditures. Please refer to Item 303(b) of Regulation S-B.

<u>Independent Auditor's Report, page F-3</u>

4. Please tell us why you selected an independent auditor based in South Florida given that your corporate headquarters, and presumably your accounting records, are based in Crystal City, Texas. We also note that it does not appear that your independent auditors are licensed in the State of Texas. Please advise us as to your consideration of Article 2-01(a) of Regulation S-X.

<u>Note 7 – Common Stock Transactions, page F-16</u>

5. Please tell us and disclose how you determined the fair value of the common stock transactions in 2004. Please provide for us a table showing each issuance, the number of shares and the value assigned to the transaction. For each common stock transaction, please quantify for us how you determined the value received for the service and describe in detail the related assumptions.

<u>Form 10-QSB for the Period Ended June 30, 2005</u>

<u>General</u>

6. Please address the comments above in your interim filings as well.

<u>Statements of Condensed Consolidated Cash Flows, page 8</u>

7. Please tell us why you have classified the note receivable from the sale of the discontinued assets of $85,000 as a financing activity given that it appears to be an investing activity and the proceeds from the sale of the discontinued assets of $385,856, the related cash flows, were classified as investing activities. Please refer to SFAS 95.

<u>Financial Condition, Liquidity and Capital Resources, page 18</u>

8. Please discuss material commitments, such as the $300,000 working capital investment required for your pending acquisition, as well as the expected source of funds for this expenditure. Please refer to Item 303 (b) of Regulation S-B.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant